UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                     August 13,
2018

  Andrew Freedman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, New York 10019

          Re:     ProLung, Inc.
                  PREC14A filed by Steven C. Eror et al.
                  Filed August 6, 2018
                  File No. 001-38362

  Dear Mr. Freedman:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  General

  1. Please advise us as to how the Company's recently announced appointment of a fifth member to the Company's board may alter your proposal to elect eight nominees to the board.

  2. The filing appears to contain inconsistent statements regarding when Mr. Eror will deliver or has delivered his written consent in favor of the Proposals. Please clarify.

  3. Disclosure on each of pages 2, 8, and 20 indicates that "we intend to set [September 28],
     2018 as the goal for submission of written consents." Please elaborate on the purpose of this goal and the significance of the projected September 28 date vis- -vis the disclosed deadline date of October 12, 2018.

  Reasons for Our Solicitation, page 10

  4. The disclosure here and elsewhere describes a sequence of events that involved first the
     Board voting to terminate Mr. Eror's employment for cause, followed the next day by the resignation of five out of seven of the Company's directors. Please elaborate as to why a
 Andrew Freedman, Esq.
August 13, 2018
Page 2

    majority of directors resigned in the wake of what was presumably a majority Board vote to dismiss Mr. Eror.

Consent Procedures, page 20

5. The disclosure states that "[a]n executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective." Please describe whether the Participants will make a public statement if and when they deliver to the Company written consents signed by a sufficient number of stockholders to take action. Please also describe the impact of an attempted revocation during the period immediately following such delivery of written consents to the Company.

6. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Form of Proxy

7. Please refer to the following disclosure: "If no box is marked for a proposal, the undersigned will be deemed to consent to such proposal...." Please revise this statement to conform to
   the standards specified in Rule 14a-4(b), or advise.

                                         *       *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202)
551-3266, with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions